

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 29, 2009

Karen L. Howard
Vice President and Chief Financial Officer
Columbus McKinnon Corporation
140 John James Audubon Parkway
Amherst, New York 14228

>   **Re: Columbus McKinnon Corporation**
>   **Form 10-K/A for Fiscal Year Ended March 31, 2008**
>   **Filed January 28, 2009**
>   **File No. 000-27618**

Dear Ms. Howard:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                        Sincerely,

                                        Jay Mumford
                                        Senior Attorney

cc (via facsimile):   Timothy R. Harvey, Esq. – Columbus McKinnon Corporation